Exhibit (a)(9)

                                GOLDEN CYCLE, LLC
                             4025 Crooked Hill Road
                         Harrisburg, Pennsylvania 17110


                                                                  April 14, 1998

Mr. Joseph F. Keenan
Chairman of the Board
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Keenan:

       I have your draft standstill agreement which you require we sign before being afforded access to the same information that you are providing to other parties who "may have an interest in acquiring the Company at a more attractive price." The terms proposed in your confidentiality agreement, which require that we terminate our tender offer, not commence our consent solicitation and not make any proposals for the acquisition of Global for a period of two years, are, as I am sure you anticipated, unacceptable.

       Global's Schedule 14D-9 discloses that the Board has authorized the Company's management "to preliminarily explore and investigate the desirability and feasibility of various alternative transactions that might provide greater value to the Company's stockholders than the Offer." We are convinced that Golden Cycle is the best, if not the only, purchaser for Global and the likeliest source of the highest value for Global's shareholders. We have repeatedly sought to meet with you and your management and to obtain whatever information Global possesses that would justify a price higher than our $18 offer. In response to our requests that you ensure a level playing field, you have refused to provide information, without unacceptable conditions, or to cooperate through discussions or negotiations in arriving at a transaction which will provide a higher price for your shareholders. You also have manipulated the corporate machinery in an effort to set a March 30 record date for a consent solicitation that has not yet commenced. By doing so you are attempting to disenfranchise those shareholders who acquired their interests after March 30 -- a considerable percentage of the owners of Global to whom you and your Board owe fiduciary duties. In addition you have further attempted to interfere with fundamental corporate democracy rights by seeking to limit the time available to us to pursue our consent solicitation while you engage in a tactic of delay.

       Although you say that your Board has not determined to sell the Company, your Board publicly professes the objective of obtaining the best value for your shareholders. The Board cannot achieve that objective without being fully informed. And the Board cannot be fully informed without first providing us with the same information that you are making available to third parties, including banks and other financing sources, your investment bankers and your management, and then obtaining our best offer.

       As you are well aware, we are in a dramatically different position from any of the other bidders you might bring to the table. No other potential bidder has invested as heavily in Global as we have or has made a specific offer to acquire all of the Company's shares. To ask us to put in your Board's control our offer to acquire Global, and our considerable investment in its stock, asks a lot.

       Frankly, you and your Board have not earned the kind of trust that is required for us to even consider committing to the onerous terms of your standstill agreement. Our information shows a pattern by your Board of secretly diverting into its own pockets hundreds of thousands of dollars belonging to the stockholders. For example, we are informed:

          0 Lionel Allen, who you claim to be an "outside" director, is being paid more than $90,000 a year for "legal consulting" services -- in addition to the inflated $20,000 a year payment and $8,400 a year medical plan he receives as a "non-management" director. The consulting arrangement was hidden from stockholders until we brought it out in a lawsuit in the Delaware Chancery Court. Only then did you decide to disclose it and even that disclosure omits mention of the amounts he received in previous years. Placing Mr. Allen in such a key role is particularly troubling given that he left his former law firm amid allegations that he defrauded his clients and his partners through inflated billing and expense reimbursement claims and was reported to be subject to an FBI investigation in connection with those allegations.

          O Joseph Piazza, Sr., was elected Chief Executive Officer as part of a plan to protect Mr. Allen's secret consulting agreement. We are informed Mr. Piazza is in poor health and that one of his first acts in office was to hire his son to a senior sales position for which he is unqualified. We also are informed that prior to being hired as CEO, Mr. Piazza (ostensibly an "outside" director) also had a consulting agreement worth more than $100,000 a year, in addition to his $20,000 "non-management" director fee and medical benefits. You have not seen fit to disclose Mr. Piazza's current salary, or that of his son. The Company did disclose this week, however, that Joseph Piazza, Jr., was awarded options to purchase 25,000 shares only months after his father hired him.

          O James Kelly, Jr., remains as Chief Financial Officer despite having been terminated last year as a result of serious performance concerns, replaced and then rehired with an increase in compensation, all without disclosure to shareholders. His continued presence as an officer and director is part of the same machination to protect Mr. Allen's consulting agreement.

          O You became chairman after assisting Mr. Allen, Mr. Piazza and Mr. Kelly in ousting the former Chairman, Ignatius Panzica. We understand that on becoming Chairman, you paid yourself a $50,000 fee -- also never disclosed to shareholders, together with all other payments you get as a "non-management" director.

       You and your Board have diverted these hundreds of thousands of dollars -- not to mention hundreds of thousands of options to purchase shares -- despite perennially disappointing operating results and stock performance. Global's 14D-9 states that the "strength of the Company's management team" was one of the factors considered by the Board in reviewing Golden Cycle's offer. Based on the information available to Golden Cycle, we wonder whether that was a factor which increased or decreased the value of the Company.

       In every transaction there comes a time when the interests of the shareholders and common sense dictate that personal considerations be put aside and the matter be treated in a businesslike fashion for the benefit of shareholders. We wait to see whether your Board will recognize that the time has come.

       We urge you to meet with us to negotiate a transaction at a price higher than otherwise available to your shareholders from any other source. We reiterate that it would be irresponsible for Global to take any action which might create an impediment to our being able to offer the highest value to your shareholders. Specifically, it would be inappropriate for the Global Board to enter into any lock-up, break-up fee or stock option agreements or take any unilateral corporate action, such as declaring an extraordinary dividend, without availing itself of the opportunity to be fully informed as to the value that could be obtained from Golden Cycle.

       We hope you will see your way clear to respond promptly so that we may work together in the best interests of all of Global's shareholders.



                                                   Very truly yours,

                                                    /s/ Alexander Grass